FORM 6-K

                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549


                  Report of Foreign Private Issuer


                 Pursuant to Rule 13a-16 or 15d-16
              of the Securities Exchange Act of 1934


                          11 February, 2003


                             mmO2 plc


                        Wellington Street
                Slough, Berkshire SL1 1YP, England

             (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F..X...    Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes .....   No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Holding(s) in Company sent to the London Stock Exchange on 11 February, 2003




                                    mmO2 plc


Detailed below is the content of a letter received from Fidelity Investments on 10 February 2003

mmO2 Contact:
Deborah Russell
Secretarial Services Manager
mmO2 plc
t: +44 (0)1753 628096



                                February 10, 2003

MMO2 Plc
Wellington Street
Slough
Berkshire SL1 1YP
Unted Kingdom

FAX:  011-44-1-753-628-150


ATTN:Company Secretary

Dear Sirs,


            Enclosed are notifications of disclosable interests under the U.K. Companies Act 1985. Please note that while this information details the disclosable interests of more than one entity, the enclosed disclosure constitutes separate notifications of interest which have been combined solely for purposes of clarity and efficiency. It is not intended to indicate that any of these entities act as a group or in concert with respect to these interests.

            These disclosures are made in the interest of conformity with the Companies Act. The Interest detailed herein were acquired solely for investment purposes. For disclosure purposes, holdings should be represented as FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited
(FIL) and its direct and indirect subsidiaries, both being non-beneficial holders.

          If you have any questions please contact Eleanor Chemlen at (617) 563-1416 or by FAX at (617) 476-0363.


                                   Kindest regards,


                                   EleanorChemlen

                                   Sr. Compliance Specialist



                                                                Amendment #5



NOTIFICATIONS UNDER SECTIONS 198 TO 202 - - U.K. COMPANIES ACT


1.  Company in which shares are held:   MMO2 Plc


2.  Notifiable Interest:               Ordinary Shares


(A)       FMR Corp.
          82 Devonshire Street
          Boston, MA  02109

          Parent holding company of Fidelity Management & Research
Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings).


(B)       Fidelity International Limited (FIL)
          P.O. Box HM 670
          Hamilton HMCX, Bermuda



          Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings.)



3.  The notifiable interests also comprise the notifiable interest of:


                        Mr. Edward C. Johnson 3d
                        82 Devonshire Street
                        Boston, MA  02109


      A principal shareholder of FMR Corp. and Fidelity International Limited.



4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.



5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.



6. The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.




                         By    "Eric D. Roiter

                                Senior V.P. & General Counsel - FMR Corp.
                                Duly authorized under Powers of Attorney dated December 30, 1997, by and on behalf of FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries.



Fidelity has a non-beneficial interest in 433,026,373 Ordinary shares. This holding represents 4.99% of mmo2 plc's issued Ordinary Share Capital.



Schedule

State Street Bank & Trust Company          FMRCO          10,711,700

Chase Nominees Limited                     FMRCO          9,800,600

State Street Nominees                      FMTC           1,858,086

Lloyds Bank Nominees Limited               FMTC           3,195,900

Brown Brothers Harriman                    FMTC              71,500

State Street Bank & Trust                  FMTC             680,500

Bank of New York Europe                    FMTC           1,028,600

National Cities                            FMTC             798,000

Northern Trust                             FMTC             770,300

Nortrust Nominees                          FMTC             554,500

Chase Manhattan Bank London                FISL         103,012,728

Chase Nominees Limited                     FISL           9,921,400

Chase Nominees Limited                     FPM           11,232,301

Mellon Nominees Limited                    FPM            1,034,700

Citibank                                   FPM            1,811,500

Deutsche Bank                              FPM              430,900

HSBC                                       FPM            1,835,700

Northern Trust                             FPM            3,258,400

Bank of New York London                    FPM            1,393,600

HSBC Client Holdings Nominee
(UK) Limited                               FIL          149,049,361

Chase Manhattan Bank London                FIL           11,161,313

Bank of New York London                    FIL           38,769,052

Chase Nominees Limited                     FIL           17,217,886

Deutsche Bank                              FIL            1,721,200

Northern Trust                             FIL           18,750,889

JP Morgan                                  FIL            4,960,056

Nortrust Nominees Limited                  FIL           10,492,300

State Street Nominees Limited              FIL            4,434,000

Morgan Stanley                             FIL            3,410,200

State Street Bank & Trust                  FIL            3,568,800

National Australia Bank                    FIL               99,300

Citibank                                   FIL              637,700

Mellon Nominees Limited                    FIL              605,000

Bank of New York Brussels                  FIL            4,421,401

PICG                                       FIL               57,400

Chase Manhattan Bank AG
Frankfurt                                  FIL              269,600


Total Ordinary Shares                                   433,026,373

Current ownership percentage                                   4.99%

Shares in issue                                       8,670,138,041

Change in holdings since last filing                    (63,601,672)
                                                    ordinary shares


END



                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 11 February, 2003                    By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary